UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-34563

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

Room A1-A5 26/F, East Zone, Hanwei Plaza

No. 7 Guanghua Road, Chaoyang District,

Beijing 100020

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

This current report on Form 6-K was submitted in connection with the change of auditor by Concord Medical Services Holdings Limited (the “Company”), the non-reliance on previously issued financial statements, and the Company’s intention to restate its financial statements for the fiscal years ended December 31, 2024 and 2025.

Changes in Registrant’s Certifying Accountant

(a) Resignation of Previous Independent Registered Public Accounting Firm.

On September 14, 2026, Shandong Haoxin Certified Public Accountants Co., Ltd. (“Shandong Haoxin”) resigned as the Company’s independent registered public accounting firm. Shandong Haoxin’s audit reports on the Company’s consolidated financial statements for the fiscal years ended December 31, 2024 and 2025 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles, except for an explanatory paragraph regarding the Company’s ability to continue as a going concern.

During the Company’s two most recent fiscal years ended December 31, 2024 and 2025 and the subsequent interim period preceding the resignation of Shandong Haoxin, there were no “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Shandong Haoxin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Shandong Haoxin, would have caused Shandong Haoxin to make reference thereto in its reports on the consolidated financial statements for such years.

None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F filings occurred within the two fiscal years of the Company ended December 31, 2024 and 2025 and subsequently up to the date of resignation, except for (i) the material weakness related to the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance, and (ii) the non-reliance on previously issued financial statements as discussed in below (c).

The Company provided Shandong Haoxin with the disclosures in this current report on Form 6-K and requested that Shandong Haoxin furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with such disclosures. Shandong Haoxin’s letter of response is filed as an exhibit to this current report on Form 6-K.

(b) Appointment of New Independent Registered Public Accounting Firm.

On September 22, 2026, the Company engaged Guangdong Prouden CPAs GP (“Guangdong Prouden”) as the Company’s new independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was approved by the audit committee.

During the Company’s two most recent fiscal years ended December 31, 2025, and during the subsequent interim period prior to the engagement of Guangdong Prouden on September 22, 2026, neither the Company nor anyone acting on its behalf consulted with Guangdong Prouden on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Guangdong Prouden that Guangdong Prouden concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement or a reportable event.

(c) Non-reliance on Previously Issued Financial Statements and the Company’s Intention to Restate Financial Information

In a letter dated August 27, 2026, the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC Staff”) provided comments regarding the Company’s Annual Report on Form 20-F for the year ended December 31, 2025. The SEC Staff expressed the view that the Company lost its controlling financial interest in Concord Healthcare Group Co., Ltd. (“CHG”) when its voting interest in CHG declined below a majority in the year of 2024. The SEC Staff requested that the Company restate its financial statements in accordance with ASC 810-10-15-10, ASC 810-10-25-1 and Article 3A-02 of Regulation S-X.

After careful consideration, the Company concluded that the previously issued audited consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2025, each as included in the Company's Annual Reports on Form 20-F for the fiscal years ended December 31, 2024 and 2025, should no longer be relied upon and will need to be restated to reflect the deconsolidation of CHG effective in the year of 2024.

The Company intends to restate such financial statements by filing an amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which will include restated consolidated financial statements for the fiscal years ended December 31, 2024 and 2025.

Cautionary Note Regarding Forward-Looking Statements

This current report on Form 6-K contains forward-looking statements, including statements regarding the Company’s intention to prepare and file amended Annual Reports on Form 20-F, the expected timing of such filing, and the restatement of its financial statements. These forward-looking statements involve risks and uncertainties, and actual results and timing could differ materially from those expressed or implied by such statements. Factors that may cause actual results or timing to differ materially from current expectations include, among other things, the time required to complete the restatement process; the completion of audit procedures and the review of the restated consolidated financial statements; the identification of additional accounting errors or adjustments; changes in applicable accounting or regulatory requirements; and the Company’s ability to complete and file the amended Form 20-F reports within the expected time frame. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
16.1	Letter from Shandong Haoxin Certified Public Accountants Co., Ltd. to the Securities and Exchange Commission, dated September 22, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chairman and Chief Executive Officer

Date: September 22, 2026